EXHIBIT 99.1

Brookfield Business Partners to Sell Controlling Interest in North American Palladium

BROOKFIELD, NEWS, Oct. 07, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX:BBU.UN) (“Brookfield Business Partners”), together with its institutional partners (collectively “Brookfield”), today announced an agreement to sell its 81% interest in North American Palladium Inc. (TSE: PDL) (“NAP”), a Canadian mining company and the only pure-play palladium producer in the world, to Impala Platinum Holdings Limited (JSE: IMP) (“Implats”).

Implats has agreed to acquire all the issued and outstanding shares of NAP held by Brookfield for total proceeds of approximately $570 million. The agreement is part of a broader transaction whereby Implats will also acquire the remaining 19% of NAP’s issued and outstanding shares not held by Brookfield.

Since Brookfield recapitalized NAP and acquired control of the company in 2015, NAP has completed a successful operational turnaround resulting in consistently strong earnings, significantly increased palladium production and mine life, growth of reserves through exploration activities, and reduced costs. Palladium demand has remained robust, supported by strong demand from the auto industry for use in catalytic converters that support reduced emissions.

Sale proceeds to Brookfield Business Partners for its 20% ownership interest in NAP are approximately $130 million, after taxes.

Transaction Process

Closing of the transaction is subject to NAP shareholder approval and customary closing conditions and is expected to occur in Q4 2019.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with more than US$500 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should go to https://bbu.brookfield.com to access this information.

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “may,” "expects," derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.